UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Pixilated LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Maryland

    Date of organization
    January 5, 2012

Physical address of issuer
3200 James Street, Baltimore, MD 21230

Website of issuer
www.pixilated.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of seven percent (7.0%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two (2.0% percent) of the total number of Crowd Notes sold by the issuer in the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
July 30, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$239,251.46	$190,958.19
Cash & Cash Equivalents	$127,950.46	$107,571.47
Accounts Receivable	$70,267.20	$40,918.57
Short-term Debt	$85,101.86	$30,486.47
Long-term Debt	$189,812.81	$135,251.23
Revenues/Sales	$694,505.15	$552,903.11
Cost of Goods Sold	$194,878.08	$61,159.78
Taxes Paid	$0.00	$0.00
Net Income	-$270,034.50	$102,763.29

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 10, 2018

FORM C

Pixilated LLC

EXPLANATORY NOTE

Pixilated LLC. (the "Company") filed an Amendment on May 14, 2018 to its Form C, which was filed with the Securities and Exchange Commission on May 10, 2018 (the "Form C"). A second Amendment was filed on May 24, 2018 to disclose that one Manager of the Company has invested $5,000 in the Offering and to clarify terms of the Crowd Note (attached hereto as Exhibit D). A third Amendment was filed on June 26, 2018 to extend the deadline of the Offering to July 30, 2018. The current Amendment is being filed to submit a transcript for a webinar (attached hereto as Exhibit F).

Up to $107,000.00 of Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Pixilated LLC, a Maryland limited liability company (the "Company" or "Pixilated", as well as references to "we", "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $25,000.00 and up to $107,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$25,000.00	$1,750.00	$23,250.00
Aggregate Maximum Offering Amount	$107,000.00	$7,490.00	$99,510.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.pixilated.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 10, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the

Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.pixilated.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Pixilated LLC ("Pixilated" or the "Company") is a Maryland limited liability company, formed on January 5, 2012. The Company was formerly known as Pixilated Photobooth.

The Company is located at 3200 James Street, Baltimore, MD 21230.

The Company's website is www.pixilated.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
Our software platform enables brands to deliver engaging experiences through a simple photo booth interface that captures user data and connects their offline audience to their online marketing strategy. We charge an upfront hardware purchase fee and a subscription fee for our cloud services which our clients pay monthly.

The Offering

Minimum amount of Crowd Notes being offered	25,000
Total Crowd Notes outstanding after Offering (if minimum amount reached)	25,000
Maximum amount of Crowd Notes	107,000
Total Crowd Notes outstanding after Offering (if maximum amount reached)	107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 30, 2018
Use of proceeds	See the description of the use of proceeds on page 29 hereof.
Voting Rights	See the description of the voting rights on page 40 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our photo marketing software is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing photo marketing software and thus may be better equipped than us to develop and commercialize photo marketing software. These competitors also

compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our photo marketing software will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Jolie Kumin (Director of Operations), Joshua Sacks (Director of Technology), Patrick Rife (CVO), and Nicolas China (CEO). The Company has or intends to enter into employment agreements with Jolie Kumin, Joshua Sacks, Patrick Rife, and Nicolas China although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jolie Kumin, Joshua Sacks, Patrick Rife, and Nicolas China or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jolie Kumin, Joshua Sacks, Patrick Rife, and Nicolas China in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Jolie Kumin, Joshua Sacks, Patrick Rife, and Nicolas China die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Changes in government regulation could adversely impact our business.

The internet industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our marketing software is also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our PixiCloud is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership of our networks on cable and other MVPD systems. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.
Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.
We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute photos and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our insurance may not provide adequate levels of coverage against claims.
We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.
Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the summer months affecting the second and third quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Our business may be adversely affected by catastrophic events and extreme or unseasonable weather conditions.
Unforeseen events, including war, terrorism and other international conflicts, public health issues and natural disasters such as earthquakes, hurricanes or tornadoes, whether occurring in the United States or abroad, could disrupt our supply chain operations, or result in political or economic instability. Any of the foregoing events could result in property losses, reduce demand for our products or make it difficult or impossible to obtain merchandise from our suppliers.

Extreme weather conditions in the areas in which our stores are located, particularly in markets where we have multiple stores, could adversely affect our business. For example, heavy snowfall, rainfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores and thereby reduce our sales and profitability. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. Reduced sales from extreme or prolonged unseasonable weather conditions could adversely affect our business.

Decreases in discretionary consumer spending may have an adverse effect on us.
A substantial portion of the products and services we offer are products or services that consumers may view as discretionary items rather than necessities. As a result, our results of operations are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending. Difficult macroeconomic conditions, particularly high levels of unemployment, also impact our customers' ability to obtain consumer credit. Other factors, including consumer confidence, employment levels, interest rates, tax rates, consumer debt levels, and fuel and energy costs could reduce consumer spending or change consumer purchasing habits. Slowdowns in the U.S. or global economy, or an uncertain economic outlook, could adversely affect consumer spending habits and our results of operations.

If we do not continue to source new products, our ability to compete will be undermined, and we may be unable to implement our business plan.
Our ability to compete in the direct marketing industry and to expand into the traditional retail environment depends to a great extent on our ability to develop or acquire new innovative products under particular brands and to complement these products with related families of products under those brands. If we do not source new products as our existing products mature through their product life cycles, or if we do not develop related families of products under our brands, we will not be able to implement our business plan, and the value of your investment may decrease.

Our business and results of operations may be adversely affected if we are unable to maintain our customer experience or provide high quality customer service.

The success of our business largely depends on our ability to provide superior customer experience and high quality customer service, which in turn depends on a variety of factors, such as our ability to continue to provide a reliable and user-friendly website interface for our customers to browse and purchase our products, reliable and timely delivery of our products, and superior after sales services. Our sales may decrease if our website services are severely interrupted or otherwise fail to meet our customer requests. Should we or our third-party delivery companies fail to provide our product delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with our product quality, our reputation and customer loyalty could be negatively affected. In addition, we also depend on our call center and online customer service representatives to provide live assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be negatively affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could have an adverse effect on our business and results of operations.

Our advertising and marketing efforts may be costly and may not achieve desired results.

We incur substantial expense in connection with our advertising and marketing efforts. Although we target our advertising and marketing efforts on current and potential customers who we believe are likely to be in the market for the products we sell, we cannot assure you that our advertising and marketing efforts will achieve our desired results. In addition, we periodically adjust our advertising expenditures in an effort to optimize the return on such expenditures. Any decrease in the level of our advertising expenditures, which may be made to optimize such return could adversely affect our sales.

We may be required to collect sales tax on our direct marketing operations.

With respect to the direct sales, sales or other similar taxes are collected primarily in states where we have retail stores, another physical presence or personal property. However, various states or foreign countries may seek to impose sales tax collection obligations on out-of-state direct mail companies. A successful assertion by one or more states that we or one or more of our subsidiaries should have collected or should be collecting sales taxes on the direct sale of our merchandise could have an adverse effect on our business.

Government regulation is evolving and unfavorable changes could harm our business.

We are subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet, e-commerce, electronic devices, and other services. Existing and future laws and regulations may impede our growth. These regulations and laws may cover taxation, privacy, data protection, pricing, content, copyrights, distribution, mobile communications, electronic device certification, electronic waste, energy consumption, environmental regulation, electronic contracts and other communications, competition, consumer protection, web services, the provision of online payment services, information reporting requirements, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of products and services, and the commercial operation of unmanned aircraft systems. It is not clear how existing laws governing issues such as property ownership, libel, and personal privacy apply to the Internet, e-commerce, digital content, and web services. Jurisdictions may regulate consumer-to-consumer online businesses, including certain aspects of our seller programs. Unfavorable regulations and laws could diminish the demand for our products and services and increase our cost of doing business.

Changes in federal, state or local laws and regulations could increase our expenses and adversely affect our results of operations.

Our business is subject to a wide array of laws and regulations. The current political environment, financial reform legislation, the current high level of government intervention and activism and regulatory reform may result in substantial new regulations and disclosure obligations and/or changes in the interpretation of existing laws and regulations, which may lead to additional compliance costs as well as the diversion of our management's time and attention from strategic initiatives. If we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and class action civil litigation that could disrupt our operations and increase our costs of doing business. Changes in the regulatory environment regarding topics such as privacy and information security, product safety or environmental protection, including regulations in response to concerns regarding climate change, collective bargaining activities, minimum wage laws and health care mandates, among others, could also cause our compliance costs to increase and adversely affect our business and results of operations.

Our profitability is vulnerable to cost increases, inflation and energy prices.

Future increases in our costs, such as the cost of merchandise, shipping rates, freight and fuel costs, and store occupancy costs, may reduce our profitability. The minimum wage has increased or is scheduled to increase in multiple states and local jurisdictions, and there is a possibility Congress will increase the federal minimum wage. These cost changes may be the result of inflationary pressures, which could further reduce our sales or profitability. Increases in other operating costs, including changes in energy prices, wage rates and lease and utility costs, may increase our costs of sales or operating expenses and reduce our profitability.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.

Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We will rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we will rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We will also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or

procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owner owns 100.00% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Virginia law, this owner may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This person may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or

prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Our software platform enables brands to deliver engaging experiences through a simple photo booth interface that captures user data and connects their offline audience to their online marketing strategy. We charge an upfront hardware purchase fee and a subscription fee for our cloud services which our clients pay monthly.

History of the Business and Business Plan

Pixilated has developed its own software to serve its growing Business-to-Business client base, and to streamline its existing events operation. Our flagship product, PixiCloud launched in the fall of 2017. Pixilated fits into the fold as a lower cost cloud-based option that is user-driven yet can still produce high-quality branded photos that are delivered in real-time. Our mobile app is built on Android, allowing for wider adoption, lower cost hardware options, and ease-of-use mobile operating system.

Pixilated is targeting top national brands and mid-market regional brands who are spending heavily in the brand activation space. More specifically, we target brand marketers focused on events and entertainment that rely on lead capture as part of a customer acquisition and retention strategy. Pixilated's sales and marketing strategy is built around:

1) **Outside sales**: Presenting to organizations' marketing teams through targeted prospecting and lead qualification processes,
2) **Inbound Marketing**: SEO, SEM, Display and Social Ads, Content Marketing,
3) **Email Marketing**: Building our lists through our connected photo kiosks and an opt-in on screen — producing new leads with each photo we take, and
4) **Trade Shows & Local Events**: Get in front of the right buyers to educate and fill the lead funnel for the outside sales team.

The Company's Products and/or Services

Product / Service	Description	Current Market
The Pixi photo kiosk & Pixi Cloud software	The Pixi is a photo booth kiosk for venues and events that can be leveraged by brands to reach their audience. With a billboard-style display, our photo kiosks attract people to take photos that are instantly branded and delivered to the user by email or text message. Powered by our Pixi Cloud, the entire experience can be customized to look, sound, and feel like the brand; including graphic vinyl wraps, UI screens, photo filters, and even the messaging that accompanies the photo delivered to the user's phone. The user's email and phone number are captured and can be used for marketing purposes. Pixi Cloud integrates with email marketing platforms like Mailchimp and CRM systems to generate leads and enable customer retention.	Pixilated is targeting top national brands and mid-market regional brands who are spending heavily in the Brand Activation space. As photography technologies, marketing automation, and IoT continue to evolve at a rapid rate, Pixilated is in a position to capitalize on the growing opportunity.

We have no new products in development.

We offer our services directly to business customers through a combination of inbound and outbound marketing and sales. Our inbound strategies include email marketing, social media advertising, both paid and organic, SEO, and local events. Our outbound sales strategy is based around building a focused sales team and a rigid set of processes to prospect, qualify leads, set up demos, and generate proposals.

Competition

The Company's primary competitors are Simple Booth and Bosco.

The industry landscape for Business-to-Business photo marketing is quite fragmented from a technology point of view and is currently dominated by experiential marketing agencies. On the other hand, most photo booth companies are Business-to-Consumer focused, targeting weddings and parties. We've identified Bosco and Simple Booth as the best-in-class companies that specialize in the Business-to-Business photo marketing space with a "photo booth" platform. Most other photo companies in this niche are mom-and-pops and use third party technology. Bosco is a high-cost, high-quality, and high-tech solution, producing custom experiences with an agency-like approach. Simple Booth is most like Pixilated in its approach, creating a cloud-based software built to scale. However, Simple Booth is built on iOS. Pixilated fits into the fold as a lower cost cloud-based option that is user-driven yet can still produce high-quality branded photos and deliver in real-time.

Customer Base

Pixilated is targeting top national brands and mid-market brands who are spending heavily in the brand activation space.

Intellectual Property
Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4779019	IC 009. US 021 023 026 036 038. G & S: portable photography equipment, namely, open air photography and/or videography booths for taking of pictures and/or videos. FIRST USE: 20140731. FIRST USE IN COMMERCE: 20140819	PIXILATED	October 2, 2014	July 21, 2015	USA
4738969	IC 041. US 100 101 107. G & S: entertainment services, namely, rental of portable, open air photography and/or videography booths for taking of pictures and/or videos. FIRST USE: 20140601. FIRST USE IN COMMERCE: 20140601	PIXILATED	October 2, 2014	May 19, 2015	USA

Governmental/Regulatory Approval and Compliance
The Company is not subject to any government or regulatory approval.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 3200 James Street, Baltimore, MD 21230

The Company has additional addresses in Virginia, Pennsylvania, Washington DC.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$1,750.00	7.00%	$7,490.00
General Marketing	0.00%	$0.00	1.87%	$2,000.00
Research and Development	0.00%	$0.00	9.35%	$10,000.00
Equipment Purchases	40.00%	$10,000.00	14.02%	$15,000.00
Future Wages	40.00%	$10,000.00	46.73%	$50,000.00
General Working Capital	13.00%	$3,250.00	21.03%	$22,510.00
Total	**100.00%**	**$25,000.00**	**100.00%**	**$107,000.00**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if sales exceed the Company's budgeted funds for equipment purchases, and the funds can be used as necessary to fulfill purchasing requirements.

DIRECTORS, OFFICERS AND EMPLOYEES

Managers
The managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Nicolas China

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Executive Officer & Co-founder, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Responsibilities include company strategy, operations oversight, product development and management of team.

Education
Wake Forest University, Winston-Salem, NC – Bachelor of Arts, Studio Art: Sculpture and Photography, May 2006

_____

Name
Patrick Rife

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Visionary Officer & Co-founder, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Responsibilities include marketing strategy, business development, sales management and company culture.

Education
University of Maryland Baltimore County (UMBC), Baltimore, MD – Bachelor of Arts, Art History, May 2010

_____
Name
Jeffrey Kurtzman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, October 2016 to Present. As a Manager of Pixilated, Mr. Kurtzman attends quarterly board meetings and has regular correspondence with the Company's officers and directors. However, Mr. Kurtzman is not engaged in the Company's day-to-day operations.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Mr. Kurtzman has also served as a Managing Director at Evergreen Advisors from November 2017 to Present, a Board Member of Baltimore Angels from February 2016 to Present, a Co-Founder at Better World Books from December 2002 to Present, a Co-Founder & Managing Partner at Mavin Ventures from May 2016 to Present, and an advisor to b.well Connected Health from March 2017 to Present.

Education
University of Notre Dame, Bachelor of Business Administration, Finance and Business Economics, Double Major in Computer Applications, 2001

_____

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Nicolas China

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Executive Officer & Co-founder, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Responsibilities include company strategy, operations oversight, product development and management of team.

Education
Wake Forest University, Winston-Salem, NC – Bachelor of Arts, Studio Art: Sculpture and Photography, May 2006
_____

Name
Patrick Rife

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, Chief Visionary Officer & Co-founder, 2012 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Responsibilities include marketing strategy, business development, sales management and company culture.

Education
University of Maryland Baltimore County (UMBC), Baltimore, MD – Bachelor of Arts, Art History, May 2010
_____

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Maryland law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 8 employees in Maryland, United States.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued Common Units and Preferred Membership Interest Units representing equity stakes in the Company. The Company has issued 700,000 Common Units and 300,000 Preferred Membership Interest Units.

Pursuant to the Company's Amended and Restated Operating Agreement, Nicolas China was issued 350,000 Common Units and Patrick Rife has been issued 350,000 Common Units.

On January 27, 2018, pursuant to Rule 506(b) of Regulation D of the Securities Act of 1933, as amended, Headliner Ventures – PIXI, LLC purchased 300,000 Preferred Membership Interest Units at a purchase price of $1.67 per Unit, for aggregate proceeds of $500,000.00. The Company used the proceeds of this issuance for software development and expansion.

In addition to these securities which have already been issued, the Company plans to allocate 111,111 Common Units to an option plan for issuance to key employees and advisors in the future. The issuance of Common Units pursuant to this future option plan will dilute existing ownership.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Howard Bank
Amount outstanding	$14,250.00
Interest rate and payment schedule	The interest rate for this loan fluctuates at a rate equal to the "Prime Rate" plus 2.75% as published in the Wall Street Journal (Eastern Addition)
Payment schedule	60 months
Describe any collateral or security	Founders' Personal Guarantees
Maturity date	September 1, 2024
Other material terms	SBA Loan

Type of debt	Bank loan
Name of creditor	Fundation
Amount outstanding	$88,614.48
Interest rate and payment schedule	10.49% paid bi-weekly
Payment schedule	24 months
Describe any collateral or security	Personal Guarantee by Nicolas China
Maturity date	January 16, 2018
Other material terms	

Type of debt	Vehicle Loan
Name of creditor	TD Bank
Amount outstanding	$18,985.92
Interest rate and payment schedule	5.04% paid monthly ($374.10/month)
Payment schedule	72 months
Describe any collateral or security	Chevrolet Express
Maturity date	January 10, 2023
Other material terms	

Type of debt	Vehicle Loan
Name of creditor	Bank of America
Amount outstanding	$30,756.73.00
Interest rate and payment schedule	4.89% paid monthly ($591.98/month)
Payment schedule	75 months
Describe any collateral or security	Chevrolet Traverse
Maturity date	April 13, 2023
Other material terms	

Type of debt	Vehicle Loan
Name of creditor	Ally Bank
Amount outstanding	$18,925.26
Interest rate and payment schedule	8.64% paid monthly ($424.37/month)
Payment schedule	75 months
Describe any collateral or security	Vehicle
Maturity date	September 27, 2022
Other material terms	

Type of debt	Loan
Name of creditor	Joel Rife
Amount outstanding	$50,000.00
Interest rate and payment schedule	10% paid monthly starting July 1, 2018
Payment schedule	24 months
Describe any collateral or security	Subaru Outback
Maturity date	June 1, 2020
Other material terms	

Valuation

No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is owned by Nicolas China (35.0%), Patrick Rife (35.0%) and Headliner Ventures (30.0%). Nicolas China and Patrick Rife are co-founders, and Headliner Ventures-PIXI, LLC is a Growth Equity Firm managed by Jeffrey Kurtzman. Pixilated intends to set up a 10.0% option pool for key employees.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Nicolas China	35.0%
Patrick Rife	35.0%
Headliner Ventures-PIXI, LLC	30.0%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$664,858.00	-$445,056.00	$0.00

Operations
The Company incurred net operating expenses of $769,656.66 and $385,067.80 for the years ended December 31, 2017 and 2016, respectively. In 2016, the Company generated $491,743.33 in gross profit, resulting in a net operating income of $106,675.53. In 2017, the Company generated $499,827.07 in gross profit, resulting in a net operating loss of $269,829.59.

General & Administrative
The Company expenses the cost of general & administrative expenses as incurred and aggregated $715,413.29 and $364,329.41 for the years ended December 31, 2017 and 2016, respectively. These expenses do not include adjustments or payroll taxes.

Advertising
The Company expenses the cost of advertising as incurred and aggregated $54,243.37 and $20,360.41 for the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources
The proceeds of this Offering are essential to giving us the additional funds necessary to build our sales team and purchase equipment for research and development as well as to fulfill orders. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $85,000.00 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

The Company's monthly burn rate ranges from $20,000.00 to $25,000.00 per month.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
The Company's management is not aware of any material changes to the Company's financial condition since the period which is covered by the financial statements attached here as Exhibit A.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 107,000 of Crowd Note for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 30, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the

Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised

Stock, Warrants and Other Compensation
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2.0%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and form of security in conjunction with the following summary information.

Authorized Capitalization
See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Valuation Cap
$3,000,000.00

Discount
20.0%

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Units pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Notes will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the Investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Units prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics
Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Membership Interests sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

"**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, the Company's Preferred Units issued in the Qualified Equity Financing.

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization, as defined in the Crowd Note, immediately prior to the closing of the Qualified Equity Financing.

"**Major Investor**" shall mean any Investor in a Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, at the Company's option, the Investor shall receive the higher value received by either:
   i. Issuing Units of common stock at a conversion price equal to the quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization, as defined in the Crowd Note, immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or
   ii. Obtaining the Corporate Transaction Payment.

b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Notes into Conversion Units pursuant to the Qualified Equity Financing Conversion terms above.

"**Corporate Transaction**" shall mean:
   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of member units of the Company immediately prior to such merger or consolidation continue to hold at least 50%

of the voting power of the member units of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

"**Shadow Series**" shall mean a series of the Company's Preferred Units that is identical in all respects to the Preferred Unit issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Termination

This Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Notes into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the member units into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into member units of the Company, the Intermediary will have the right to vote on behalf of the Purchaser.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Company Operating Agreement
On January 27, 2017, the Company and its Members entered into the Amended and Restated Operating Agreement of Pixilated, LLC (the "Company Operating Agreement"), which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold. The Company is a member-managed limited liability company and is controlled by three (3) managing members (the "Board of Managers").

As described in the Section title 'CAPITALIZATION AND OWNERSHIP', the Company has authorized and issued two classes of Membership Units: Common Units and Preferred Membership Interest Units (the "Preferred Units").

Common Units

Voting Rights
Except in cases where holders of Preferred Units (the "Preferred Members") have certain pre-emptive rights, whenever any matter or decision requires the consent of the Preferred Members or the holders of Common Units (the "Common Members"), such matter shall require the affirmative written (or email) consent of the holders of a majority of the Preferred Units or Common Units, issued and outstanding at the time of such decision.

Rights to Distributions
The Company's Board of Managers has sole discretion regarding the amounts and timing of distributions to members, including to decide to forego payment of distributions in order to provide for the retention and establishment of reserves or, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company. On April 1, June 1, September 1, and December 1 of each fiscal year, each member will receive an amount equal to their respective tax amount (the "Tax Distribution"). After making all Tax Distributions, all distributions determined to be made by the Board of Managers will be made first to Preferred Members pro rata in proportion to their holdings of Preferred Units owned by the members at the time of such distribution.

Second, in the event of a sale, exchange, refinancing, or other disposition of all or substantially all of the assets of the Company, other than assets sold in the ordinary course of business of the Company, such amounts are distributed to Members pro rata in proportion to and to the extent of their respective positive capital account balances until the capital accounts of all Members are reduced to zero.

Third, any remaining amounts are distributed to the members holding Common Units and Preferred Units pro rata in proportion to their aggregate holdings of Common Units and Preferred Units treated as one class of Units.

Allocation of Profits and Losses
Profits and losses for any period shall be allocated among the members such that the ending capital account of each member, immediately after giving effect to such allocations, is, as nearly as possible, equal to (i) the amount of the distributions that would be made to such member if (A) the Company were dissolved and terminated at the end of such period, (B) its affairs were wound up and each asset on hand at the end of such period was sold for cash equal to its agreed value, (C) all liabilities of the Company were satisfied (limited with respect to each nonrecourse liability to the agreed value of the assets securing such liability) and (D) the net assets of the Company were distributed to the members in accordance with a termination of the Company, minus (ii) such member's share of "Company Minimum Gain" and "Member Nonrecourse Debt Minimum Gain," as their meanings are set forth in Treasury Regulations § 1.704-2, in each case computed immediately prior to such hypothetical sale of assets.

Right to Receive Liquidation Distributions
After taking into account the deemed sale of the Company assets, the liquidator shall distribute all proceeds from liquidation first, to creditors (including members) of the Company in satisfaction of the liabilities of the Company, whether by payment or the making of reasonable provision for payment thereof, including provision for contingent liabilities; and thereafter, to Preferred members pro rata in proportion to their holdings of Preferred Units until distributions reach the amount equal to the excess, if any, of (a) the aggregate cumulative return with respect to the unreturned capital of such Preferred Member from time to time computed at the rate of ten percent (10.0%) per annum, compounded annually, accrued on such Preferred Unit as of such time, over (b) the aggregate amount of all distributions made by the Company in respect of such Preferred Unit in respect of all Preferred Units owned by the members as of the time of such distribution.

Second, to Members pro rata in proportion to and to the extent of their respective positive capital account balances until the capital accounts of all members are reduced to zero.

Third, any remaining amounts will be distributed to the members holding Common Units and Preferred Units pro rata in proportion to their aggregate holdings of Common Units and Preferred Units treated as one class of units.

Rights and Preferences
Common Members do not have any pre-emptive rights or preferences.

Preferred Membership Interest Units

Voting Rights
Except in cases where Preferred Members have certain pre-emptive rights, whenever any matter or decision requires the consent of the Preferred Members of the Common Members, such matter

shall require the affirmative written (or email) consent of the holders of a majority of the Preferred Units or Common Units, issued and outstanding at the time of such decision.

Rights to Distributions

The Company's Board of Managers has sole discretion regarding the amounts and timing of distributions to members, including to decide to forego payment of distributions in order to provide for the retention and establishment of reserves or, or payment to third parties of, such funds as it deems necessary with respect to the reasonable business needs of the Company. On April 1, June 1, September 1, and December 1 of each fiscal year, each member will receive an amount equal to their respective tax amount (the "Tax Distribution").

After making all Tax Distributions, all distributions determined to be made by the Board of Managers will be made first to Preferred Members pro rata in proportion to their holdings of Preferred Units owned by the members at the time of such distribution. Second, in the event of a sale, exchange, refinancing, or other disposition of all or substantially all of the assets of the Company, other than assets sold in the ordinary course of business of the Company, such amounts are distributed to members pro rata in proportion to and to the extent of their respective positive capital account balances until the capital accounts of all Members are reduced to zero. Third, any remaining amounts are distributed to the members holding Common Units and Preferred Units pro rata in proportion to their aggregate holdings of Common Units and Preferred Units treated as one class of Units.

Allocation of Profits and Losses

Profits and losses for any period shall be allocated among the Members such that the ending capital account of each member, immediately after giving effect to such allocations, is, as nearly as possible, equal to (i) the amount of the distributions that would be made to such Member if (A) the Company were dissolved and terminated at the end of such period, (B) its affairs were wound up and each asset on hand at the end of such period was sold for cash equal to its agreed value, (C) all liabilities of the Company were satisfied (limited with respect to each nonrecourse liability to the agreed value of the assets securing such liability) and (D) the net assets of the Company were distributed to the Members in accordance with a termination of the Company, minus (ii) such Member's share of "Company Minimum Gain" and "Member Nonrecourse Debt Minimum Gain," as their meanings are set forth in Treasury Regulations § 1.704-2, in each case computed immediately prior to such hypothetical sale of assets.

Right to Receive Liquidation Distributions

After taking into account the deemed sale of the Company assets, the liquidator shall distribute all proceeds from liquidation first, to creditors (including Members) of the Company in satisfaction of the liabilities of the Company, whether by payment or the making of reasonable provision for payment thereof, including provision for contingent liabilities; and thereafter, to Preferred Interest Unit Members pro rata in proportion to their holdings of Preferred Membership Interest Units until distributions reach the amount equal to the excess, if any, of (a) the aggregate cumulative return with respect to the unreturned capital of such Preferred Member from time to time computed at the rate of ten percent (10%) per annum, compounded annually, accrued on such Preferred Unit as of such time, over (b) the aggregate amount of all distributions made by the Company in respect of such Preferred Unit in respect of all Preferred Units owned by the Members as of the time of such distribution; second, to Members pro rata in proportion to and to the extent of their respective positive capital account balances until the capital accounts of all members are reduced to zero; and third, any remaining amounts will be distributed to the Members holding Common Units and

Preferred Membership Interest Units pro rata in proportion to their aggregate holdings of Common Units and Preferred Units treated as one class of units.

Rights and Preferences

Preferred Members retain certain "drag along" and "tag along" rights as well as a right of first refusal for any transfer of a Member's units. In addition, each Preferred Member holds the right to receive notice of and to purchase its pro rata portion of any new securities that the Company may from time to time propose to issue or sell to any party.

Other Material Terms
- The Company does not have the right to repurchase the Crowd Notes.
- The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any Units issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20.0%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Joel Rife
Relationship to the Company	Joel is the father of Patrick Rife, a Co-Founder and 35% owner of the Company
Total amount of money involved	$50,000.00
Benefits or compensation received by related person	Joel loaned Pixilated $50,000.00 to be paid back monthly over a two-year period at 10% interest. The loan repayments begin on July 1, 2018.
Benefits or compensation received by Company	Pixilated received the loan proceeds of $50,000.00.
Description of the transaction	Pixilated received a loan from Joel Rife, Patrick Rife's father

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicolas China
(Signature)

Nicolas China
(Name)

Chief Executive Officer and Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nicolas China
(Signature)

Nicolas China
(Name)

Chief Executive Officer and Manager
(Title)

May 10, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Patrick Rife
(Signature)

Patrick Rife
(Name)

Chief Visionary Officer and Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Patrick Rife
(Signature)

Patrick Rife
(Name)

Chief Visionary Officer and Manager
(Title)

May 10, 2018
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jeffrey Kurtzman
(Signature)

Jeffrey Kurtzman
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jeffrey Kurtzman
(Signature)

Jeffrey Kurtzman
(Name)

Manager
(Title)

May 10, 2018
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Video Transcript
Exhibit F	Webinar Trancript

EXHIBIT A
Financial Statements

Pixilated LLC
Balance Sheet
As of December 31, 2017
(unaudited)

		Total
ASSETS		
Current Assets		
Total Bank Accounts	$	127,950.46
Accounts Receivable		70,099.20
Undeposited Funds		1,204.65
Total Current Assets		**199,254.31**
Fixed Assets		
Accumulated Depreciation		(51,058.00)
Fixed Assets		5,094.00
Vehicles		85,793.15
Total Fixed Assets		**39,829.15**
TOTAL ASSETS	$	**239,083.46**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$	59,535.62
Current Portion of Long Term Debt		25,578.24
Total Current Liabilities		**85,113.86**
Long-Term Liabilities		
Total Long-Term Liabilities		164,234.57
Total Liabilities		**249,348.43**
Equity		
Total Equity		(10,264.97)
TOTAL LIABILITIES AND EQUITY	$	**239,083.46**

Vehicle loan - $19,783.70 requiring monthly installments of $424.37, including interest at 8.64 %, due in Oct 2022, secured by the respective vehicle.

Vehicle loan - $32,653.12 requiring monthly installments of $538.05, including interest at 4.39 %, due in April 2023, secured by the respective vehicle.

Vehicle loan - $20,124.12 requiring monthly installments of $374.10, including interest at 5.04 %, due in Jan 2023, secured by the respective vehicle.

Term Loan Howard Bank $17,233.87 requiring monthly installments of $ 750.00, including interest at 6.75%, due Nov 2019.

The company has available a line of credit from Howard Bank in the amount of $50,000 to finance working capital needs. There was a $0 outstanding balance as of December 31, 2017.

Term Loan Fundation $100,000 requiring monthly installments of $2,314.04, including interest at 10.49%, due Jan 2020.

Pixilated LLC
Profit and Loss
January - December 2017
(unaudited)

	Total
Income	
Total Income	$ 694,705.15
Total Cost of Goods Sold	194,878.08
Gross Profit	**499,827.07**
Expenses	
Advertising	54,243.37
Auto	2,484.68
Bank Charges	2,652.74
Cleaning Expense	400.00
Commissions & fees	4,984.18
Computer Expense	23,929.64
Depreciation Expense	21,695.00
Dues & Subscriptions	607.99
Equipment Rental	726.48
Insurance	11,643.60
Health Insurance	37,414.18
Total Insurance	49,057.78
Interest Expense	10,648.18
Job Materials	330.39
Legal & Professional Fees	28,140.72
Meals and Entertainment	17,872.04
Office Expenses	9,650.12
Other General and Admin Expenses	307.00
Parking and Tolls	3,542.50
Payroll Expenses	1,994.27
Total Payroll Expenses	405,381.25
QuickBooks Payments Fees	15,565.87
Reimbursements	8,214.68
Rent or Lease	21,907.05
Repair & Maintenance	21.72
Shipping and delivery expense	957.91
Software Development	7,650.54
Subcontractors	8,879.50
Supplies	22,277.42
Taxes & Licenses	808.90
Telephone	14,709.20
Travel	22,343.78
Travel Meals	262.35
Utilities	9,403.68
Total Expenses	**769,656.66**
Net Operating Income	**(269,829.59)**
Other Income	
Other Ordinary Income	(204.91)
Net Income	**$ (270,034.50)**

Pixilated LLC
Statement of Cash Flows
January - December 2017
(unaudited)

		Total
OPERATING ACTIVITIES		
Net Income		-270,034.50
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable		-29,560.63
Accumulated Depreciation		7,733.00
Amex		12,297.88
Southwest Credit Card:		44,439.51
Comptroller of Maryland Payable		-474.86
Office of Tax and Revenue Payable		147.01
Payroll Liabilities:Federal Unemployment (940)		-439.31
Payroll Liabilities:MD Unemployment Tax		-1,049.81
Pennsylvania Payable		-564.38
Virginia Department of Taxation Payable		-28.65
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	32,499.76
Net cash provided by operating activities	-$	237,534.74
INVESTING ACTIVITIES		
Fixed Assets		-5,094.00
Net cash provided by investing activities	-$	5,094.00
FINANCING ACTIVITIES		
Express - TD Loan - 374.10		-3,012.10
Fundation Loan		100,000.00
Howard Bank - Line of credit		-50,000.00
Howard Bank - Term Loan		-9,016.13
Loan Outback $424.37		-3,229.44
Traverse BOA Loan 583.05		-5,458.99
Partner Distributions		-2,055.00
Partner Distributions		945.00
Retained Earnings		-153,960.96
Seed Investment		390,000.00
Net cash provided by financing activities	$	264,212.38
Net cash increase for period	$	21,583.64
Cash at beginning of period		107,571.47
Cash at end of period	$	129,155.11

Pixilated LLC
Balance Sheet
As of December 31, 2016
(unaudited)

	Total
ASSETS	
Current Assets	
Total Bank Accounts	$ 107,571.47
Accounts Receivable	40,918.57
Total Accounts Receivable	40,918.57
Total Current Assets	148,490.04
Fixed Assets	
Accumulated Depreciation	(43,325.00)
Vehicles	85,793.15
Total Fixed Assets	42,468.15
TOTAL ASSETS	$ 190,958.19
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$ 5,208.23
Current Portion of Long Term Liabilities	25,278.24
Total Current Liabilities	30,486.47
Total Long-Term Liabilities	135,251.23
Total Liabilities	165,737.70
Total Equity	25,220.49
TOTAL LIABILITIES AND EQUITY	$ 190,958.19

Vehicle loan - $23,154.22 requiring monthly installments of $424.37, including interest at 8.64 %, due in Oct 2022, secured by the respective vehicle.

Vehicle loan - $38,112.11 requiring monthly installments of $538.05, including interest at 4.39 %, due in April 2023, secured by the respective vehicle.

Vehicle loan - $23,013.14 requiring monthly installments of $374.10, including interest at 5.04 %, due in Jan 2023, secured by the respective vehicle.

Term Loan Capital Bank $26,250 requiring monthly installments of $ 750.00, including interest at 6.75%, due Nov 2019.

The company has available a line of credit from Capital Bank in the amount of $50,000 to finance working capital needs. There was a $50,000 outstanding balance as of December 31, 2016.

Pixilated LLC
Profit and Loss
January - December 2016
(unaudited)

	2016
Total Income	$ 552,903.11
Total Cost of Goods Sold	61,159.78
Gross Profit	$ 491,743.33
Expenses	
Advertising	20,360.41
Auto	429.90
Bank Charges	1,319.35
Cleaning Expense	2,725.00
Commissions & fees	5,557.83
Computer Expense	9,376.12
Depreciation Expense	43,325.00
Dues & Subscriptions	627.20
Equipment Rental	418.60
Total Insurance	8,624.35
Interest Expense	5,356.01
Job Materials	490.98
Legal & Professional Fees	17,899.08
Meals and Entertainment	11,336.05
NYE Event	130.00
Office Expenses	5,707.58
Other General and Admin Expenses	45.68
Parking and Tolls	1,216.57
Payroll Expenses	0.00
Taxes	18,377.98
Wages	141,341.95
QuickBooks Payments Fees	11,783.00
Reimbursements	4,297.38
Rent or Lease	22,584.65
Repair & Maintenance	199.69
Shipping and delivery expense	823.51
Subcontractors	1,953.66
Supplies	17,019.89
Taxes & Licenses	2,808.75
Telephone	9,005.09
Travel	11,562.71
Uncategorized Expense	100.00
Utilities	8,263.83
Total Expenses	385,067.80
Net Operating Income	106,675.53
Net Other Income	(3,912.24)
Net Income	$ 102,763.29

Pixilated LLC
Statement of Cash Flows
January - December 2016
(unaudited)

	Total
OPERATING ACTIVITIES	
Net Income	102,763.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-6,616.69
Accumulated Depreciation	43,325.00
Amex	-4,632.09
Bank fo America - 8758	0.00
Comptroller of Maryland Payable	-436.60
Direct Deposit Payable	0.00
Office of Tax and Revenue Payable	-4.88
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	439.31
Payroll Liabilities:MD Income Tax	0.00
Payroll Liabilities:MD Unemployment Tax	1,049.81
Payroll Liabilities:VA Income Tax	0.00
Pennsylvania Payable	660.00
Virginia Department of Taxation Payable	68.99
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 33,852.85
Net cash provided by operating activities	$ 136,616.14
INVESTING ACTIVITIES	
Vehicles	-85,793.15
Net cash provided by investing activities	-$ 85,793.15
FINANCING ACTIVITIES	
Express - TD Loan - 374.10	23,154.22
Howard Bank - Line of credit	10,500.00
Howard Bank - Term Loan	-9,000.00
Loan Outback $424.37	23,013.14
Traverse BOA Loan 583.05	38,112.11
Partner Distributions - Nic	-79,415.00
Partner Distributions - Patrick	-82,415.00
Retained Earnings	8,830.00
Seed Investment	110,000.00
Suspense	-33.00
Net cash provided by financing activities	$ 42,746.47
Net cash increase for period	$ 93,569.46
Cash at beginning of period	14,002.01
Cash at end of period	$ 107,571.47

EXHIBIT B
Company Summary



Company: Pixilated

Market: Brand marketing and activation

Product: Photo booth cloud platform for marketers

Company Highlights

- Flagship product, the Pixi Cloud, launched in the fall of 2017
- Customers have included Comcast, the University of Maryland Baltimore County (UMBC), the Baltimore Ravens, Lyft, Under Armour, Deep Eddy Vodka, GNC, and Royal Farms
- Raised $500,000 in 2017

COMPANY SUMMARY

Opportunity

Marketers can have a tough job creating elaborate experiences in the hopes of capturing an audience's attention, obtaining leads, and converting them into loyal customers. From 2014 to 2016, annual consumption of experience-related services grew by 6.3%. In 2017, the market for brand activation – a strategy marketers use to engage with customers by using branded photo campaigns that people can share with friends and family – was worth about $350 billion.[i,ii] These campaigns allow marketers to gather leads and measure the success or failure of their advertising with data tracking software while allowing customers to interact with the brand.

Founded in 2012, Pixilated is an open-air photo booth and marketing technology company based out of Baltimore, Maryland. The company originally focused solely on the end user's photo booth experience but has now refocused its efforts on developing a platform that not only creates fun interaction for the user but also captures leads for marketers. Its platform – the Pixi Cloud – aims to enable brands to deliver engaging experiences through a photo booth interface while capturing data and connecting an offline audience to an online marketing strategy.

Product

The Pixi Cloud

Pixilated's flagship product, the Pixi Cloud, launched in the fall of 2017. It helps businesses capture user-generated content and marketing leads. It also features marketing campaign management with an insights dashboard and a personalized messaging system. The Pixi Cloud platform was designed to integrate with email marketing platforms like Mailchimp and CRM systems, and the mobile app is built on Android to allow for cheaper hardware options and easier mobile operation.

The Pixi Cloud

Events

Insights

The Pixi Photo Kiosk

The Pixi Photo Kiosk is an open-air photo booth for venues and event spaces that can be leveraged by brands to reach their audience. Photos can be branded and delivered to the user via email or text message. Plus, the entire experience can be customized to look, sound, and feel like the brand through the use of graphic vinyl wraps, user interface screens, and photo filters. Pixilated also offers a Snapchat geofilter that allows party planners to have guests tag their location and share it on social media.





Use of Proceeds and Product Roadmap

Pixilated developed its own software to serve its growing business-to-business client base and to streamline its existing events operation. The funds raised will be used to further improve its Pixi Cloud software product and implement upgrades to its kiosks. If Pixilated raises the maximum amount of $107,000, it estimates using the proceeds primarily for future wages ($50,000), general working capital ($22,510), equipment purchases ($15,000), research and development ($10,000), and general marketing ($2,000). If Pixilated raises the minimum amount, it estimates using the proceeds primarily for future wages ($10,000), equipment purchases ($10,000), and general working capital ($3,250).



Business Model

Subscription (Software-as-a-Service) with Hardware Purchase

The company will offer a packaged one-time hardware purchase (Pixi Kiosk) of $3,000 and a one-year software licensing subscription for $2,400. The software licensing fee is billed monthly for $200 and automatically renews after 12 months. Discount rates may be provided for multiple license orders and will follow the same monthly recurring revenue billing schedule.

Short-term Rentals

Additionally, the company will continue its legacy short-term event rental operations through its ecommerce booking website. The Pixi Kiosk is priced at $250 to $450 per day, depending upon features and the length of rental time. These units are shipped directly to customers with prepaid return shipping.

Pixilated is targeting top national brands and mid-market regional brands who are spending heavily in the brand activation space. More specifically, it targets brand marketers focused on events and entertainment that rely heavily on lead capture as part of a customer acquisition and retention strategy. Pixilated has already gained user traction in this area by working with brands such as: Comcast, the University of Maryland Baltimore County (UMBC), the Baltimore Ravens, Lyft, Under Armour, Deep Eddy Vodka, GNC, and Royal Farms.







Pixilated
PHOTO BOOTH
TAP TO TAKE PHOTO
POWERED BY Pixilated

PHILADELPHIA FLYERS
PLAYOFFS

BELLA
BRIDESMAIDS

ThePixiCloud
A PHOTO BOOTH PLATFORM FOR
MARKETERS
COMCAST SPECTACOR

In 2017, Pixilated generated $694,705 in revenue, an increase of 25.6% from a total of $552,903 in 2016. The first quarter of 2018 showed positive growth year over year, up 35.8% from $145,582 in Q1 2017 to $197,765 in the same period 2018.



Note: Monthly financials have not been audited or subject to financial review

In 2017, total expenditures, including costs of goods sold, increased 116% year over year to $964,535. Cost of goods sold totaled $194,878, and total operating expenses came in at $769,657. Total payroll expenses were the largest operating expense ($405,381), followed by advertising expenses ($54,243). Total expenses for Q1 2018 were $225,529.



Note: Monthly financials have not been audited or subject to financial review

In 2017, the company incurred a total net operating loss of $269,830, but had a positive total net operating income of $106,676 in 2016. Net income decreased year over year as a result of higher operating expenses, notably payroll, which increased 159% in 2017 as the company hired more employees.



Net Income
Jan 2017 - Mar 2018
20,000
-
(20,000)
(40,000)
(60,000)
(80,000)
Jan-17
Feb-17
Mar-17
Apr-17
May-17
Jun-17
Jul-17
Aug-17
Sep-17
Oct-17
Nov-17
Dec-17
Jan-18
Feb-18
Mar-18

Note: Monthly financials have not been audited or subject to financial review

INDUSTRY AND MARKET ANALYSIS

Pixilated's business falls into two market categories: the brand activation market and the open-air photo booth market.

The Brand Activation Market

According to a forecast from the Association of National Advertisers (ANA), the brand activation market generated $337 billion in revenue in 2016, up 6.7% from 2015. ANA estimated that revenues would reach $357 billion in 2017.[iii]

Experiential marketing is a subset of the brand activation market and can be used in event marketing, business-to-business live events, tradeshow promotions, cause-related initiatives, grassroots marketing, and sponsorship. In 2016, the experiential marketing sector generated over $50 billion, up 6.7% year over year. This increase in brand activation revenues is driven in part by companies looking to generate more traffic and leads. According to HubSpot, 63% of companies stated that generating traffic and leads was their top marketing challenge.[iv]



What are your company's top marketing challenges?
Generating traffic and leads
63%
Proving the ROI of our marketing activities
40%
Securing enough budget
28%
Identifying the right technologies for our needs
26%
Managing our website
26%
Targeting content for an international audience
21%
Training our team
19%
Hiring top talent
16%
Finding an executive sponsor
7%
STATE of INBOUND

Source: HubSpot.com

The Photo Booth Market

In 2016, there were 226,600 monthly searches for the phrase "photo booth," a 48.9% increase from the previous year.[v] The growing demand is attributed to the rise of social media sharing, which allows users to share photos instantly through options embedded in the booth's software. In 2016, Deloitte estimated that 2.5 trillion photos would be shared online, a 15% increase from the prior year.[vi]

COMPETITORS

Simple Booth: Founded in 2013, Simple Booth provides a photo booth experience with a custom round light fixture, an iPad mounting device, and a free app available for iPhone users. Its photo booth device – HALO – is priced at $3,200 and comes with a full suite of lead capturing and analytics software.[vii] In 2017, Simple Booth had more than 4 million unique layouts and GIFs uploaded to its database and shipped more than 500 HALO devices to 20 different countries.[viii]

The Bosco: Founded in 2011, The Bosco provides a photo booth experience that features photos, GIFs, and videos. Its products include the Video Booth, the GIF Booth, the Multicam, and the Bosco Lite – a 4-square-foot, non-printing, GIF iOS product. All of the products can be rented for parties and events or purchased for permanent installations. Aside from photo booth products, The Bosco has collaborated on custom projects with business such as H&M, Lexus, Pandora, Metlife, and others.[ix] The Bosco charges $40,000 to more than $120,000 for these customized projects.[x]

MVS Studio Inc.: Founded in 2003, MVS Studio offers open-air photo booths for private and corporate events. It has offices in New York City, New York, and Los Angeles, California, but its photo booths are available for rent or purchase worldwide. MVS Studio's photo booths offer stills, GIFs, instant print, filters, 360-degree photo booth technology, and social media sharing.

Capture POD®: Founded in 2005, Capture POD offers several types of photo-taking services for corporate events, personal events, and weddings. The company has two types of booths: Capture Scope, a photo booth with nine cameras that creates a "freeze-motion" video, and Capture POD, a curved-style photo booth equipped with a DSLR camera, flash lighting system, and multiple backdrops. Capture POD has served clients such as Neiman Marcus, Mercedes-Benz, Microsoft, and Bloomingdale's.[xi]

TapSnap™: Started in 2012, TapSnap is a photo booth rental company that gives customers the option to either rent or buy photo booths, with over 160 photo booth franchises across the world.[xii] The company's booths can be used for a variety of events including birthdays, weddings, and graduations. Each booth includes digital props, green screens, and social media sharing. TapSnap's clients include Westin® Hotels and Resorts, NBC, Visa, UPS®, and Jeep®.[xiii]

EXECUTIVE TEAM



Nicolas China, Co-founder and CEO: At Pixilated, Nicolas drives both product design and growth strategy and builds the supporting organizational infrastructure. Since its founding, he has helped Pixilated generate total revenues of more than $2 million to date. Prior to Pixilated, he spent five years as a project manager for his family's contracting business, managing $5 million in contracts with crews of up to 25 workers. Nicolas graduated from Wake Forest University with a bachelor's degree in Art, specializing in photography, design, and sculpture.



Patrick Rife, Co-founder and CVO: At Pixilated, Patrick oversees business development, sales, and marketing. Prior to Pixilated, he worked for Bonsai Art, where he became Operations Manager. Patrick has managed large-scale art installations at institutions, museums, and for private collectors around the country. Before that, while pursuing a career in music, he ran his own small business focused on satellite network installation and home entertainment technologies. Patrick graduated from the University of Maryland Baltimore County with a BA in Art History.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min $25,000: Max: $107,000
Valuation Cap: $3 million
Discount: 20%
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of A) a 20% discount to the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the price per share based on a $3 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Bix Journals: Pixilated closes first funding round to expand, build software
Technically Baltimore: Why a photo-booth company went all-in on software
Baltimore Magazine: Start Me Up – A regular entrepreneur event aims to make networking more fun.
Technically Baltimore: With WallPixi, Pixilated looks to spread photo kiosks that anyone can use

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i. https://www.mckinsey.com/industries/private-equity-and-principal-investors/our-insights/cashing-in-on-the-us-experience-economy
ii. https://www.warc.com/newsandopinion/news/brand_activation_spend_is_on_the_rise/39235
iii. https://www.warc.com/newsandopinion/news/brand_activation_spend_is_on_the_rise/39235
iv. https://www.hubspot.com/marketing-statistics
v. https://www.photobooths.co.uk/blog/photo-booth-statistics-2016/
vi. https://www2.deloitte.com/global/en/pages/technology-media-and-telecommunications/articles/tmt-pred16-telecomm-photo-sharing-trillions-and-rising.html
vii. https://buy.simplebooth.com/collections/frontpage/products/halo-kits-2-color-options

viii. https://blog.simplebooth.com/simple-booth-2017-startup-year-in-review

ix. https://www.thebosco.com/case-studies

x. https://www.forbes.com/sites/natalierobehmed/2014/09/22/the-bosco-the-photobooth-company-making-a-mint-from-party-pictures/#41c1d75a8954

xi. http://www.capturepod.com

xii. https://tapsnap.net/

xiii. https://tapsnap.net

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Pixilated LLC
3200 James Street,
Baltimore, MD 21230

Ladies and Gentlemen:

The undersigned understands that Pixilated, LLC., a Limited Liability Company organized under the laws of Maryland (the "Company"), is offering up to $107,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated May 10, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on July 30, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a)   The Company is duly formed and validly existing under the laws of Maryland, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)   Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Maryland, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	3200 James Street, Baltimore, MD 21230 Attention: Nicholas China
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Pixilated, LLC
By_____ Name: Title:

EXHIBIT D
Crowd Note

<h1 style="text-align:center">Pixilated, LLC</h1>

<h1 style="text-align:center">CROWD NOTE</h1>

FOR VALUE RECEIVED, Pixilated, LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $3 million.
The "**Discount**" is 20%.
The "**Offering End Date**" is July 30, 2018.

1. Definitions.

a. "**Conversion Units**" shall mean with respect to a conversion pursuant to Section 2, the Company's Preferred Units issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per unit for Preferred Units by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of member units of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the member units of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting units of the Company (or the surviving or acquiring entity), or

  iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of outstanding Member Units of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Membership Interests, (ii) exercise of all outstanding options and warrants to purchase Membership Interests and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $107,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Units following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Units in connection with such sale (or series of related sales).

l. **"Shadow Series"** shall mean a series of the Company's Preferred Units that is identical in all respects to the Preferred Unit issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Units in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Units), except that the liquidation preference per unit of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series unitholders shall grant their vote on any matter that is submitted to a vote or for the consent of the unitholders of the Company (except for on matters required by law) by Irrevocable Proxy;

  ii. Shadow Series unitholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Units pursuant to the following:

    a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Units upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Units prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Units equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Units pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the Membership Interests sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive units of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Units pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Units.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Units; or (b) the payment of amounts due to the Investor pursuant to Section 2.3(a).

3. Representations and Warranties of the Company. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and members necessary for the

authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Membership Interests**. The Conversion Units, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

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EXHIBIT E
Video Transcript

Nic China: [00:00:01] You ready?

Nic China: [00:00:01] You go, good you go first.

Patrick Rife: [00:00:06] My name is PATRICK RIFE. I'm the co-founder and CVO of Pixilated.

Nic China: [00:00:09] And my name is Nick China, and I am the co-founder and CEO of Pixilated.

Patrick Rife: [00:00:16] The Pixi Cloud is a photo booth platform for marketers.

Patrick Rife: [00:00:21] So when Pixilated started we were really focused on the experience for the user, making sure that it was amazing, that they were having an incredible time.

Nic China: [00:00:28] And as we evolved and started working with brands, we realized there was something that they wanted on the other side. So you know our platform was born.

Patrick Rife: [00:00:39] Basically what we wanted to do was figure out how to build a really high quality digital photo booth experience and make sure that it was working out of the cloud. So, all the photos we capture and the data that we capture, on behalf of our clients, is available in real time.

Nic China: [00:00:53] We built a platform that would allow us to customize, to build campaigns, and deploy them onto any machine. The Pixi Cloud helps brands grow a stronger relationship with their audience. People are going to be taking photos so like let's give them a really cool experience, let's customize it, let's make it fun and engaging.

Patrick Rife: [00:01:10] The thing that appeals most to Nick and I is, what are the craziest things that no one could ever imagine this being a relevant solution for and then just making it ------- awesome.

Nic China: [00:01:23] Yeah totally.

Patrick Rife: [00:01:24] Your support is going to allow us to really meet that demand when it comes. So, we've spent months really testing and being diligent to understand the product and make sure that it's what people want. And now that it's all starting to come in, it's going to necessitate a little bit bigger army, that's a little bit better equipped, to handle that and really turn it into Pixilated's next big growth phase.

Nic China: [00:01:47] We need your help to fulfill orders, to continue prototyping, to continue the software development, and really scale this thing up because that's where it's going.

Patrick Rife: [00:01:58] We feel like we have the greatest opportunity to succeed in the conquest for the Pixi Cloud, by harnessing the power of all of you.

Nic China: [00:02:05] So get behind it.

Patrick Rife: [00:02:07] Get Pixilated

EXHIBIT F
Webinar Transcript

Roberto:	Hello, everyone. We're here with Nic and Pat of Pixilated. They're going to go through their deck. They've got tons of great information to tell you about their company. I look forward to hearing more about it. Go ahead. If you have any question, feel free to ask them in the chat window, and I will make sure that they get them. All right. Take it away.
Nic China:	All right. Thank you, Roberto. Hi, everyone. Thanks for taking the time to check out Pixilated. My name is Nic China, and I'm the CEO of Pixilated. Also on here is Patrick Rife, our CVO and my co-founder. I'll walk you guys through the deck here, and then we'll open it up to questions. Sound good? Okay. Pixilated ... we built a photo booth platform for marketers that drives customer acquisition and retention from the highest level for businesses. I'm going to click through to the next slide.
	Over the last several years, Pixilated, we've worked with all types of brands and businesses. They've brought us in to enhance their events marketing strategy through modern photo booth experiences and through branded photo ops. What we've learned in working with these brands is that marketers are really having a tough time measuring the success of their brand activation efforts and what it looks like for them marketing at events and how they're measuring and capitalizing on it. Their ultimate goals in brand activation and experiential marketing are to get brand awareness and drive engagement with their brand but also to generate leads. In doing all of these events and doing these photo ops for the brands, we were working on very limited third-party software. We wanted to give our clients what they wanted. We knew that we would need to build a software platform from scratch.
	In the fall of last year, we launched our platform called PixiCloud. PixiCloud provides a fun, interactive photo experience packed with all the features that we were previously offering through third-party softwares. Now we've moved it to the cloud with real-time data delivery and an API, which gives our customers the ability to customize and measure the overall experience. Sorry, I'm navigating these slides. The PixiCloud, it consists mainly of a web portal for managing all of our event campaigns and an Android app that runs on our tablet kiosks to deliver the actual user experience. Simply put, people take photos and enter their email or phone number to receive the photos. When they enter their information, those leads are captured and stored and are accessible to our clients. On the other side, the user receives a branded photo in exchange and they're encouraged to share so it can drive the social piece of it, too. The customers have full control of the photo booth experience. It eliminates the need for us to have to staff every single event, which, for us, makes everything much more scalable. Move on to the next one.
	One of the reasons that our product is so successful is because it's a picture of the user that is being sent to them. Our open rate, as you can imagine, is off the charts becauseyou take a picture of yourself and while the brand is curating the whole thing, you want to get that picture. This opens up the opportunity for us

to deliver personalized messaging. Drive people to landing pages, hashtags, enable surveys, event advertising, promos, discounts, you name it.

Everybody knows, the brands these days, they need to be where their audiences are, online and offline. They're spending money like crazy on experiential marketing with one of the main goals being lead generation. We've had early traction with a handful of big brands. We've been doing some smaller beta tests, working with these brands in our local markets and around the Mid-Atlantic. We have, I guess, about 40 paying clients who are on our software platform. While our tests are mostly on a local level, what we've planned to do is find success in each of these places and then take that model and scale it out across all of the markets in which these brands are in the event activation space and where they're trying to be.

Here's our team. As you can see, that's me and my co-founder, Patrick, at the top there. We've got a rock solid team. Everybody on our team is an outside-the-box thinker. To be part of Pixilated, we require creativity, a willingness to learn, and most of all, grit. I mean, grit is a word that gets thrown around here at Pixilated all the time. We take pride in that and being able to roll our sleeves up and get the job done, even when times are tough and things don't seem to be going well.

My background was previously in large construction project management. For Pixilated, I run the company, I build the strategy and manage the team, and make sure it all gets executed. On the other side of things is Patrick, who's kind of out there spreading his wings and letting the world know about us. He heads up business development and sales and marketing. Part of the reason we're raising here is to be able to add more people to that sales team and then to the development team, as well.

Our revenue model here for the software ... it's a software as a service with a hardware component. We sell a kiosk that includes a tablet and a camera. It's a one-time purchase of $3,000. Then we license the software for $2,400 per year, broken out mostly into monthly payments where they pay $200 per month. One of the exciting things that's happening just now and actually isn't part of our deck yet is we just launched tiered pricing. When we first rolled the product, the model you see in front of you is what we were going with. The more feedback we've gotten, the more we've learned, we've rolled out some lower tier models: a light, a pro, and an enterprise.

We've also rolled out a tablet-only hardware kiosk. The idea behind that is to bring down the cost, reduce the barrier to entry, and then ultimately to get the software into a base where we can sell it by itself. While they'll need the hardware to run it, we'll have fulfillment affiliates set up. We'll spec the hardware out, so it can kind of be a bring or buy your own device, download the package, and go from there. We're excited about that. That's going to be a big change for us. By reducing that barrier to entry and opening it up to more devices, obviously, it makes scalability much more effective.

The goal through this MicroVentures campaign is to get up to that $107,000 threshold. The terms, as I'm sure you guys have all seen on the listing, are a $3 million valuation cap on a Crowd Note with a 20% discount. For all intents and purposes, this money is to ramp up sales and, depending on how much we bring in, to continue the R&D and software development. With that, we've kind of given you guys the overall picture of where this thing's going. I just want to say thank you and open it up to questions. Feel free ... you can ask questions to me or to Pat. Thanks. Roberto-

Roberto: Thanks. That was awesome. The first question I've got here is, what kind of information does the photo booth collect, and how is it delivered?

Nic China: Pat, you want to take that one?

Patrick Rife: Sure, absolutely. Hey, everyone. How's it going? Sorry that you can't see me, but happy to know that you can hear me. The types of data that our photo booth can capture at the moment from a more deliberate point of view is email addresses and phone numbers, as well as images of the actual user themselves, which is a component that we capture that traditionally doesn't really exist. As far as the delivery of those assets is concerned, there's a portal through which a subscriber or one of our users is able to access all of the data and images.

We created one technology integration. So, for our clients that are MailChimp users, we are able to connect their portal directly to their MailChimp account where they can choose a specific list that all of the email addresses would aggregate to. Down the line, we see building additional integrations with CRMs or point-of-sale systems where we can further place the data in those spots. Then the opportunity opens up for enterprise clients to dictate to us the place that they need the data we're capturing on there on behalf on them and be able to build a custom integration in place wherever that is.

Roberto: That's great. Thank you very much. The next question actually is, how do you plan to scale the software platform beyond the initial customers?

Nic China: Pat, I'll take that one, if you don't mind. Scaling, a lot of that ... as I mentioned as I was walking through the deck, I brought up tiered pricing. That is kind of the first step over the arc of this transition away from being a company that relies on providing the hardware. The hardware is ... it's expensive, it often times is the root of a lot of problems. For us to be able to scale, we know that we're going to have to solely become a software company. We've got a one-year plan in place to roll out the tiers, have hardware compatible with different tiers, and then in the meantime, work on the product to get it to a point where the billing and enrollment is all automated right through the portal itself. Automating a lot of this stuff, getting away from the hardware is going to be key for us to be able to scale. Right now, everything's a bit more high-touch than we would like it to be. We're really focused on changing that and getting it out there.

Roberto:	Awesome. As you're saying it's high-touch, as this scales, how do you foresee fulfillment going for the physical products? How do you scale that as well?
Nic China:	We're in the process of setting up some partners to sell through affiliates. There will be fulfillments sent on the enclosures we're currently making. The further the software gets, the more devices that will be supported over time. Just guiding people to the right types of hardware to use where they can buy on Amazon or buy direct from a manufacturer and they don't have to come through us. [inaudible 00:14:12] education, we'll tell them what we use and spec it all out, but ultimately affiliates, Amazon, and education will be the way there.
Roberto:	Do you foresee selling your software to other photo booth companies?
Nic China:	Once we are out of the hardware game, which we expect to take a full year to completely weed it out and stop selling it all together, we do plan on launching a tier that kind of fits outside of the B2B brand tiers that we're going to call probably something along the lines of "Event Addition," which is going to be specifically for other photo booth companies. Part of getting to that piece is that type of customer is a little bit different and we want to stay focused on where our mind is at right now. Once that comes, there's a handful of features that need to get put into place. We should be able to do that. So, focus, focus, focus, but it's on our radar.
Roberto:	That's awesome. Thank you. I guess part of that follow-up there is, is that the next thing on the roadmap for software, or what's coming down that pipeline?
Nic China:	The software roadmap, while it's packed with new, cool features like gifs and Boomerang's green screen, that kind of thing, what we're really focused on right now is automating things across the board. In launching the tiered pricing ... right now it's being handled manually through our sales team. The payment and billing and automatic enrollment piece that's going to be crucial to scaling is what's coming up next. The next software sprint, it's going to be all built around enrollment and billing.
Roberto:	That's really neat. Is that part of what separates you guys from other photo booths, is the billing? Or what really separates Pixilated from everybody else?
Nic China:	I'll let Pat come in on that one. I'm sure he's got the answer for that.
Patrick Rife:	I think that, first and foremost, what separates us from everyone else is that we aren't positioning ourselves as a photo booth company. We're positioning ourselves as a photo marketing lead generation platform, if you will. Which is a big reason why we aren't addressing the photo booth market, first and foremost. If we were to do that, we could sign up photo booth companies left and right. Ultimately, that's a much smaller version of our idea. Where we see this really gaining a ton of traction is through a lot of key channel partners that

we already have set up, and really maturing what our programs look like with them.

For instance, the Baltimore Ravens have been a client for years. They've loved what we've done for them, but we've never been able to bring to them a scalable option that they could roll out through the entire stadium. Whereas now, with the PixiCloud, we're able to install 10 to 20 devices inside of an arena or a concert theater or a convention center and have them all to connected back to their design teams, back to their marketing hubs, back to the people that are capturing data on behalf of the organization. We can make a little part of our platform valuable for all of these disparate entities inside of an organization. Ultimately, that's the direction that we really see being the truly large opportunity. Another client of ours would be Under Armour. Our conversations with them have traditionally been around events activations. Ultimately, they see our solution being able to plug in to feeding their running apps and to being deployed in all of their brand houses around the world to help them foster a more connected conversation relationship with their fans and their clients.

Roberto: Those are some pretty impressive partners there. You've got Under Armour and the Baltimore Ravens. I mean, maybe just for my own curiosity, how are you integrating with the Baltimore Ravens? Are you guys set up all over the stadium, or what is that use restraints like?

Patrick Rife: Certainly, we've backed our way into it. We started as a modest events company that learned how to build big, lasting relationships. As far as that goes, it takes nurturing and it takes a maturation of our relationship with the Ravens to really help them see the transition process. The way that it's been working is step-by-step. It's been the end of last season when we had had the software out in the market for three or four months. We were able to go in and do a handful of tests with them and let them see how easy the software was to operate on their own and to value if it was or wasn't impactful to their bottom line. When they determined that it was, the next step was, "Okay, let's try a few of these over next season and see the way that it works."

Now our opportunity is ... I mean, to have a big client like that is awesome. To post it up on the top of a flag pole is a huge value, but it's more valuable when we're actually maturing what that product market fit looks like with them. Over the next handful of months, it'll be about going back and forth with them to understand how it's adding value to their bottom line and figuring out how we can continue to emphasize the growth around that bottom line.

Once we get to that and we start to understand the core KPIs that PixiCloud is providing for the Baltimore Ravens, we get to package it up. We can take it and show it to the San Francisco 49ers. We can take it and show it to NHL and NBA and NBL. Beyond that, we can start to tap into how does this make sense for the college circuit, how does this make sense for the MLB Double-A. Ultimately, it is a big idea and they are a big client. What we think is there is the opportunity to really develop a product as it fits into NFL football teams in tandem with an NFL team that has the reputation for being on the forefront of breaking new trends that have been from a fan engagement point of view.

Roberto: That's super neat. At the stadium, I guess ... recently, I went to a game at Levi's Stadium here in San Francisco. There's a lot going on. You're right; it's super tech-savvy. There's applications for your seats and you can order drinks and all these crazy things. What about Pixilated is so engaging and effective for the brand when people are at the stadium or in any event, frankly?

Nic China: When we first started with the Ravens, they were just looking for really cool photo ops. For the last few years, we've been coming in like an agency and doing really impressive experiences. One of the goals for them was to really wow the fans, to give them that ... fans, they're crazy. They love their team. So, you give them the opportunity to take a picture like Ray Lewis coming out of the tunnel and slap the Ravens logo on it and give them the chance to share it instantly right from their phone, the fans really fall in love with that.

In transitioning from those old-style big photo ops that we would do into a more packaged up solution, we needed to figure out what were the coolest features that were really hitting for them, who were our champions within the organization, and how could we get the product into their hands. Now that PixiCloud is running, the beta kiosk is on the club level of the stadium and we'll be getting moved around game by game, just to get some feedback. All of their buying seems to happen in the off-season. We're looking at making this season really, really successful for them so that, when next year rolls around, we are in every nook and cranny around the whole stadium. Thinking about taking our photos and streaming them to what they call the tag board, which is an Instagram collage that happens on the jumbotrons in the stadium.

Being able to connect to that stadium experience ... and then, in the future, get to talking to them about integrating with the Ravens.com mobile app and delivering photos seamlessly through there. It takes time to get there and a lot of these are ideas that we've spoken to them about, but step one was get them signed up under the platform, get them using it, see how it performs at games, and how we can transition away from the agency-style photo marketing and move more into this. Let's give them the tools and let them make it great. We'll just advise them along the way.

Roberto: That's really neat. I hope to seem them in stadiums all over the country. I think that it's fascinating product and has tons of potential. Is there anything you wanted to leave with? Maybe tell people where they can invest or talk to them about the investment opportunity a little bit. Some parting words here as we wrap up.

Nic China: Pat, why don't you go ahead? Why don't you do the send-off? I did the lead-in.

Patrick Rife:	Yeah, totally. I mean, the first thing that you can do is you can look in that chat window and you can click that link for app.microventures.com/crowdfunding/pixilated. That's where you can place your investment through us. The reason to get involved in this round of investment is it's in all the stats that you see in our listing. If you look at our deck, if you look at our revenue numbers, if you look at our growth over the last six and a half years, what I think is abundantly clear is that there are operators at the helm of this ship that are indefatigable, driven, and focused on creating something incredible.

We started this company with the idea that we could make photo booths cool and high-quality. We've ended up at a place where we found a relevance for our idea that we never would have imagined. The way that we found it was by pushing every single day, day in, day out, week in, week out, month after month, year after year on making Pixilated the incredible opportunity that we know it can be. That's not something that either Nic nor myself have any intention of cooling up on. Without a doubt, the opportunity to grow something bigger and bigger, there's a correlation with the dollars that you have to deploy against it. I think we're just getting started. Our investors are going to see that. They're going to see that relevance in operatorship. They're going to see the opportunity that's there. |
Roberto:	Amazing. Super exciting. Well, as they mentioned, visit microventures.com/crowdfunding/pixilated. Please do invest. This is a really great opportunity. Gentleman, I look forward to following your journey. My head is spinning with ideas, and that's super great when that happens. Well done. Congratulations, and we look forward to your great success.
Nic China:	Thanks a bunch, Roberto. Appreciate it.
Patrick Rife:	Thank you so much.
Roberto:	All right, cheers. Bye.
Nic China:	Bye.